Report of Independent Registered Public
Accounting Firm
The Board of Directors of
Dreyfus Funds, Inc.:

We have examined management's assertion, included in the accompanying Management Statement
Regarding Compliance With Certain Provisions of the
Investment Company Act of 1940, that Dreyfus Mid-
Cap Growth Fund, the sole series of Dreyfus Funds,
Inc., complied with the requirements of subsections
(b) and (c) of Rule 17f-2 under the Investment
Company Act of 1940 as of February 28, 2017, with respect to securities reflected in the investment accounts of the Fund. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with
the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly,
included examining, on a test basis, evidence about
the Fund's compliance with those requirements and
performing such other procedures as we considered
necessary in the circumstances.  Included among our
procedures were the following tests performed as of
February 28, 2017, and with respect to agreement of
security purchases and sales, for the period from
November 30, 2016 (the date of the Fund's last
examination) through February 28, 2017:
1.	Obtained The Bank of New York Mellon's (the
"Custodian") security position reconciliations for all securities held by sub custodians and in book entry form and verified that reconciling items were cleared
in a timely manner;
2.	Confirmation with the Custodian of all securities held,
hypothecated, pledged, placed in escrow, or out for
transfer with brokers, pledgees, or transfer agents, if
any;
3.	Reconciliation of the Fund's securities per the books
and records of the Fund to those of the Custodian;
4.	Confirmation of all repurchase agreements, if any,
with broker(s)/bank(s) and/or agreement of
corresponding subsequent cash receipts to bank
statements and agreement of underlying collateral, if
any, with the Custodian records;
5.	Agreement of pending purchase activity, if any, for
the Fund as of February 28, 2017 to documentation of corresponding subsequent bank statements;
6.	Agreement of pending sale activity, if any, for the
Fund as of February 28, 2017 to documentation of
corresponding subsequent bank statements;
7.	Agreement of five security purchases and five
security sales or maturities, or all purchases, sales or maturities, if fewer than five occurred since the date of the last examination, from the books and records of
the Fund to corresponding bank statements;
8.	Review of the BNY Mellon Asset Servicing Custody
and Securities Lending Services Service Organization
Control Report ("SOC 1 Report") for the period
January 1, 2016 to December 31, 2016 and noted no
relevant findings were reported in the areas of Asset
Custody and Control.
We believe that our examination provides a
reasonable basis for our opinion. Our examination
does not provide a legal determination on the Fund's
compliance with specified requirements.
In our opinion, management's assertion that the Fund
complied with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of
1940 as of February 28, 2017, with respect to
securities reflected in the investment accounts of the
Fund is fairly stated, in all material respects.
This report is intended solely for the information and
use of management and The Board of Directors of
Dreyfus Funds, Inc., and the Securities and Exchange
Commission and is not intended to be and should not
be used by anyone other than these specified parties.
      /s/ KPMG LLP
New York, New York
January 11, 2018








January 11, 2018
Management Statement Regarding Compliance
With
Certain Provisions of the Investment Company Act of 1940

We, as members of management of Dreyfus Mid-Cap
Growth Fund (the "Fund"), the sole series of Dreyfus
Funds, Inc., are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies" of the Investment Company
Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 28, 2017, and from
November 30, 2016 through February 28, 2017.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company
Act of 1940 as of February 28, 2017, and from November 30, 2016, through February 28, 2017 with respect to securities reflected in the investment accounts of the Fund.

Dreyfus Funds, Inc.


Jim Windels
Treasurer